UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

 STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
       COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED
          OR RETAINED BY A REGISTERED HOLDING COMPANY
          OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
 CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


1.   Name and business address of person filing statement.

     Jaeleen J. Araujo
     Van Ness Feldman, P.C.
     1050 Thomas Jefferson St., NW
     Washington, D.C. 20007-3877

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.


Members

Richard Agnew                           Joseph Nelson
Pamela Anderson                         Robert Nordhaus
Gary Bachman                            Marlys Palumbo
Mitchell Bernstein                      Richard Penna
Howard Bleichfeld                       Daniel Press
John Buchovecky                         J. Curtis Rich
John Burnes                             Julie Richardson
Howard Feldman                          Steve Richardson
Shelley Fidler (Non-attorney Principal) Thomas Roberts
Stephen Fotis                           Cheryl Feik Ryan
G. William Frick                        Jay T. Ryan
Patricia Godley                         Howard Shapiro
L. John Iani                            Douglas Smith
Sam Kalen                               Michael Swiger
Paul Korman                             Robert Szabo
Malcolm McLellan                        William Van Ness, Jr.
Nancy McNally                           David Yaffe
Alan Mintz                              Ben Yamagata
J. Curtis Moffatt                       Theresa Zolet
Margaret Moore





Of Counsel

Robert Christin                         Richard Kozlowski
Kathrine Henry                          Janet Woodka
Shippen Howe


Associates

Ivy Anderson                            Celia Martellino
Jaeleen Araujo                          Susan Moore
Andrew Art                              Ricardo Nogueira
Evan Reese                              Mustafa Ostrander
Meredith Chambers                       A. James Price
Kyle Danish                             Charles Sensiba
Britt Speyer Fleming                    Brendan Shane
Kevin Flynn                             Mona Tandon
Vincenzo Franco                         Michael Terrell
Jessica Friedman                        Julia Scarpino Wood
Megan Grant                             Nadia Zakir
Andrea Hudson                           Brian Zimmet
Don Light
Matthew Love


Law Clerk                               Paralegal
Janna Romaine                           Marco Bracamonte
Chris Mills                             Barbara Deathe
                                        Jennifer McKean
                                        Kimberly Staples


Senior Environmental Advisor            Senior Policy Advisor
Sam Collinson                           Philip R. Sharp


Senior Technology & Policy Advisor      Energy Analyst
Janet Anderson                          Stephen Baruch


Energy Specialist                       Gov't Policy Assistant
Larry Inouye                            Jordan Smith


Gov't Policy Practice Group
Shannon Angielski
Chris Bohanon
Paula Dietz
Shelley Fichtner


3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

(A) Entergy-Koch, LP, a subsidiary company of Entergy Corp., and various subsidiaries of Entergy-Koch, LP, including former subsidiary Gulf South Pipeline Company, LP (Gulf South was sold on December 30, 2004, to a company that is not required to register as a holding company) and Entergy-Koch Trading, LP.

(B) American Electric Power Co. (AEP) and various companies in the AEP holding company system, including Appalachian Power, Columbus Southern Power Co., and Ohio Power.

(C)  Cove Point LNG, L.P., a wholly-owned subsidiary of Dominion
     Resources Inc.

(D)  PacifiCorp, a subsidiary company of Scottish Power, plc.

(E)  Portland General Electric, Co., a subsidiary company of
     Enron Corporation.

(F)  Exelon Corporation.


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item
     3, and brief description of nature of services to be rendered in each such position or relationship.

(A) Van Ness Feldman is retained by Entergy-Koch, LP on an hourly basis to advise as to business activities and regulatory matters, and has provided legal advice and counsel with regards to a former subsidiary, Gulf South Pipeline Company, LP (Gulf South was sold on December 30, 2004, to a company that is not required to register as a holding company). Van Ness Feldman is retained by Entergy-Koch Trading, LP to provide advice on certain discrete regulatory and legal issues that may arise under the Natural Gas Act and the Federal Power Act.

(B) Van Ness Feldman is retained by American Electric Power Co or various companies in the American Electric Power Co. holding company system on an hourly basis to provide advice on legal, regulatory and legislative issues that arise under the Clean Air Act, the Natural Gas Act, the Federal Power Act, and other federal and state laws and regulations, to draft various pleadings and filings as required with regard to those laws and regulations in various courts and agencies, and to provide regulatory advice and counseling on transactions.

(C) Van Ness Feldman is retained by Cove Point to provide regulatory advice and counsel on an hourly basis in matters before the Federal Energy Regulatory Commission.

(D) Van Ness Feldman is retained by PacifiCorp on an hourly basis to provide regulatory advice and counsel with regard to hydroelectric licensing matters before the Federal Energy
     Regulatory Commission and other federal agencies.

(E)  Van Ness Feldman is retained by Portland General Electric
     Co., a subsidiary of Enron Corporation, on an hourly basis to render legal advice and counsel in connection with proceedings before the Federal Energy Regulatory Commission.

(F) Van Ness was retained by the Exelon Corporation, on an hourly basis to provide assistance in a case pending before the Federal Energy Regulatory Commission and to provide counsel for meetings with members of Congress. This representation ended in 2004.


5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                    Salary or other payments
                    (a) received in 2004 and
                    (b) to be received

                                                  Person or
                                                  company from
                                                  whom received
Name of recipient   (a)            (b)            or to be
                                                  received


Van Ness Feldman    $21,846.50     not fixed      Entergy-Koch,
LP


Van Ness Feldman    $45,350.50     not fixed      Entergy-Koch
                                                  Trading, LP


Van Ness Feldman    $1,275,968.00  not fixed      Gulf South
                                                  Pipeline
                                                  Company, LP


Van Ness Feldman    $335,198.00    not fixed      AEP or various
                                                  Companies in
                                                  the AEP Holding
                                                  Co. System



Van Ness Feldman    $138,916.50    not fixed      Cove Point LNG,
                                                  L.P.


Van Ness Feldman    $409,415.22    not fixed      PacifiCorp


Van Ness Feldman    $0             not fixed      Portland Gen.
                                                  Elec. Co.

Van Ness Feldman    $14,193.50     not fixed      Exelon Corp.



     (b) Basis for compensation if other than salary. Hourly billing rate.


6. (To be answered in supplementary statement only. See instructions) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

     (a) Total amount of routine expenses charged to client and reimbursed in 2004:

     Source of reimbursement                           Amount


     Entergy-Koch, LP                                  $3,129.80


     Entergy-Koch Trading, LP                          $987.54


     Gulf South Pipeline Company, LP                   $61,650.32


     AEP or Companies in AEP Holding Co. System        $74,338.62


     Cove Point LNG, L.P.                              $791.59


     PacifiCorp                                        $20,225.05


     Portland General Electric Co.                     $5,354.86


     Exelon Corporation                                $46,239.02


     (b)  Itemized list of all other expenses:    No other
                                                  expenses.




 Date: January 21, 2005             Signed /s/ Jaeleen J. Araujo